SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-23769
                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

                  For Period Ended:  June 30, 2000

         [_]      Transition Report on Form 10-K
         [_]      Transition Report on Form 20-F
         [_]      Transition Report on Form 11-K
         [_]      Transition Report on Form 10-Q
         [_]      Transition Report on Form N-SAR
                  For the Transition Period Ended:  _________________________
   Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION
AmeriCom USA, Inc.
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Full Name of Registrant


Former Name if Applicable

825 Buckley Road, Suite B
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Address of Principal Executive Office (Street and Number)

San Luis Obispo, California  93401
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]       (a)      The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]       (b)      The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]       (c)      The accountant's  statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's financial statements were not completed on or before the date on which the Registrant's Form 10-KSB for the year ended June 30, 2000 was required to be filed as a result of several factors, including the fact that certain information was not available to complete the annual audit in a timely manner as set forth in more detail in the statement from the Registrant's accountants attached hereto. The Registrant believes at this time that its Form 10-KSB will be filed within the grace period provided for under Rule 12b-25. See Attachment I.

                                     PART IV
                                OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
         Lawrence M. Gress                    (805)               542-6705
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                  (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes     [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment II.

                               AmeriCom USA, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2000                        By: /s/ Lawrence M. Gress
      ------------------                           ---------------------------
                                                Name: Lawrence M. Gress
                                                Title: Chief Financial Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

                                  Attachment I

                            WEINBERG & COMPANY, P.A.
                           6100 Glades Road, Suite 314
                            Boca Raton, Florida 33434



                                                     September 27, 2000


SENT BY FACSIMILE ONLY    805-547-3952
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Mr. Larry Gress
AmeriCom USA, Inc.
825 Buckley Road
San Luis Obispo, California

Dear Mr. Gress:

As you know, the Company changed transfer agents during the year. Because of certain confusion between the agents that must have arisen at the time of the change, your prior transfer agent has not been able to confirm to our satisfaction certain material capital transactions that took place during the fiscal year ended June 30, 2000. We recognize the diligent efforts made by you and your staff to rectify the problem, and based upon our latest conversations with both you and the transfer agents, we are confident that the problem will be resolved during the next week. However, it does appear that you will not be able to timely file your Form 10K. We recommend that you contact your attorneys immediately to file the appropriate paperwork for the 15 day extension allowed, and we believe that we will be able to issue our report prior to the expiration of the extension.

If you have any questions, please contact me directly.

                                                  Very truly yours,
                                                  WEINBERG & COMPANY, P.A.

                                                  /s/ Elliot A. Weinberg
                                                  Elliott A. Weinberg, CPA

EAW:ihr

                                  Attachment II

         The Registrant anticipates that the consolidated statements of operations to be included in the Form 10-KSB will reflect an increase of approximately 677% in revenues to approximately $1,115,297 million for the year ended June 30, 2000 as compared to approximately $143,591 for the year ended June 30, 1999. This increase is due to the fact that the Registrant significantly expanded its AdCast sales and marketing efforts in the current year as compared to the previous year. In addition, the Registrant anticipates that it will experience a net operating loss of approximately $19,677,002 for the year ended June 30, 2000 as compared to net operating loss of approximately $7,700,999 for the year ended June 30, 1999. This significant change is due in part to (i) a non-recurring charge for goodwill impairment of $5,970,000 in connection with the write-off of certain assets and (ii) increases in operating and overhead expenses to support expanded selling and software development efforts.